                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of January 2007




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)




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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).


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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: January 30, 2007              By  /s/  JAIME ALBERTO VELASQUEZ B.
                                        -------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance
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                                                                          CIB
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[BANCOLOMBIA LOGO]                                                        NYSE
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                   RESOLUTION OF THE SUPERINTENDENY OF FINANCE




Medellin, Colombia,  January 30, 2007


In accordance with Decree 3139 of 2006, Bancolombia S.A. ("Bancolombia") hereby informs that, on January 18, 2007, the Superintendency of Finance issued Resolution No. 0084, whereby it imposed a fine on Bancolombia for the amount of Ps. 100 million (USD 44,223.91)1. The fine was imposed due to a late reporting of information to the Central Bank ("Banco de la Republica") relating to foreign exchange declarations and indebtedness reports. Bancolombia intends to appeal the decision of the Superintendency of Finance.















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[BANCOLOMBIA LETTERHEAD]




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1 Exchange rate January 30th Ps 2,261.22 = US$ 1